Exhibit (d)(3)
Closed-End Fund Debt and Preferred Stock Rating Criteria
Background
This report updates and replaces the criteria report titled “Closed-End Fund Debt and Preferred Stock Rating Criteria,” published on March 3, 2006, and finalizes the proposed changes outlined in Fitch Ratings’ exposure draft report on the topic published on May 1, 2009. The updated rating criteria for debt and preferred stock issued by CEFs follow a firmwide initiative to update Fitch’s methodology for related market value structures in recognition of heightened market volatility and asset correlation, as noted in Fitch Research on “Rating Market Value Structures,” dated April 18, 2008 (available on Fitch’s web site at www.fitchratings.com).
This criteria report addresses only U.S. leveraged CEFs regulated under the Investment Company Act of 1940, as amended (1940 Act). CEFs domiciled outside the U.S., such as CEFs operating under Puerto Rican securities regulation, will be addressed in separate rating criteria to be published in the near future.
Criteria Highlights
The key components of Fitch’s updated rating criteria for debt and preferred stock issued by CEFs are discussed below.
Continued Emphasis on Portfolio Market Value Analysis
Stress-testing a portfolio’s market value to determine a fund’s ability to redeem rated liabilities through asset dispositions remains a core element of Fitch’s rating methodology for CEFs. The structural protections afforded by the 1940 Act provide a baseline set of protections. However, Fitch also considers credit, market value, and/or structural risks not addressed in the 1940 Act, as well as additional protections within the offering memorandum and other governing documents that may differ from 1940 Act requirements.
Updated Asset Discount Factors
Discount factors applicable to fund portfolio assets used to calculate the amount of overcollateralization (OC) in place to support rated liabilities were revised by Fitch. The number of asset categories and corresponding discount factors have also been simplified and consolidated. The revised discount factors incorporate heightened asset price volatility, observed across many asset classes in the past 18 months, and Fitch’s updated view on asset market value risk, resulting in an overall more conservative view across most asset classes.
CEFs have dynamic portfolios, both in terms of composition and market value. As such, Fitch expects the value of assets and the discount factors applied to portfolio assets to change over time. The potential for variability of these elements, together with Fitch’s view that the exposure period for potential market value deterioration prior to redemption is approximately 45 business days, necessitates regular reviews of both portfolio assets and leverage, as well as recalculation of the Fitch OC and 1940 Act coverage tests.

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Enhanced Diversification Guidelines
Issuer and industry concentration thresholds, reflecting Fitch’s view on idiosyncratic, systemic, and portfolio asset correlation risks, were enhanced. Higher than expected issuer and/or sector concentrations may result in higher discount factors and/or lower ratings.
Explicit Recognition of Potential Subordination Risks
An additional overcollateralization test, the Fitch Net OC test, has been added to capture subordination risks faced by the rated debt and preferred stock due to the presence of any other unrated or senior debt in the fund’s capital structure, which may have a first priority on fund assets.
Inclusion of Leverage and Derivative Securities When Calculating Asset Coverage
Various forms of leverage utilized by CEFs, including derivative securities, have been included into Fitch’s analysis to determine total effective leverage and the degree of downside protection available to rated preferred stock and noteholders. This is intended to reflect the systemic changes in fund capital structures following the auction-rate security crisis in February 2008. Revisions also reflect significant developments in the capital markets, including greater use of off balance sheet derivatives, which may increase asset value volatility experienced by funds.
More Flexibility for Fund Governing Documents
Fitch’s rating analysis of debt and preferred stock issued by CEFs will focus on the appropriateness of portfolio holdings and asset coverage relative to the agency’s published criteria. The absence of a detailed framework outlining Fitch’s criteria in fund bylaws or other operating documents will not, on its own, have adverse rating implications. However, Fitch will continue to evaluate the appropriateness of liquidation/redemption procedures as outlined within fund bylaws or other operating documents. The absence of such mechanisms within fund bylaws or other operating documents could have adverse rating implications.
Reliance on 1940 Act-Mandated Asset Coverage for Certain CEFs
In certain instances, Fitch believes it may be possible to assign ratings to obligations of CEFs based on the nature of the assets and the protections afforded by the 1940 Act. Fitch would view such treatment as being potentially applicable for funds that: invest only in lower risk assets (defined as assets with Fitch discount factors less conservative than those implied by the 1940 Act); have appropriate levels of issuer and industry diversification (as consistent with the Fitch diversification criteria); restrict forms of leverage to those envisioned under the 1940 Act; and have mandatory deleveraging provisions and an exposure period similar to standards set forth under the Fitch Total OC and Fitch Net OC tests.
Standardized Surveillance Reporting Process
Fitch has developed a standardized surveillance template for reporting portfolio holdings for reviewing 1940 Act and Fitch OC tests. This template is intended to aid in a fund’s implementation of the changes to Fitch criteria and provide for more timely, transparent, and accurate surveillance of outstanding ratings.
Additional Considerations
The existing regulatory guidelines of the 1940 Act provide a number of unique structural protections for investors in CEF debt and preferred stock, including

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minimum OC ratios and mechanisms designed to protect these investors from losses. Additional protections documented in fund bylaws, prospectus, and statement of preferences typically require funds to redeem a portion or all of their outstanding debt and preferred stock if minimum asset coverage ratios are breached and remain uncured following applicable grace periods.
Wherever possible, Fitch recognizes the structural protections afforded by the 1940 Act in its rating analysis while acknowledging that developments in the CEF industry may expose investors to additional risks that are not directly addressed by the 1940 Act. These risks include an expanded universe of portfolio assets, higher concentration risks, more complex capital structures, and on- and off-balance sheet liabilities not explicitly addressed or captured in the 1940 Act coverage ratios. As such, Fitch’s rating criteria seeks to go beyond the regulatory requirements for CEFs, wherever necessary, to capture these risks in the ratings Fitch assigns to debt and preferred stock issued by CEFs.
Ratings Assigned to Securities Issued by Closed-End Funds
Fitch assigns long-term credit ratings to debt and preferred stock issued by leveraged CEFs. The long-term credit ratings address the likelihood of full and timely payment of interest or dividends on each payment date and principal upon optional or mandatory redemption or at maturity. While Fitch’s criteria is applicable to lower rating categories, historically the majority of Fitch-rated CEFs have operated to maintain ‘AAA’ or ‘AA’ ratings, which in some measure reflects the baseline protections afforded by the 1940 Act.
Fitch rates debt and preferred stock issued by CEFs on the basis of the protections afforded by the fund’s operating documents and the extent to which the fund is viewed as operating in a manner consistent with Fitch’s current rating criteria. Historically, CEF governing documents incorporated most, if not every, aspect of the rating criteria that prevailed when the fund was originally rated. Going forward, the absence of detailed descriptions of Fitch’s CEF rating criteria, including asset-specific discount factors, will not, on its own, have adverse rating implications, provided that the fund maintains sufficient deleveraging mechanisms and adheres to the current Fitch rating criteria, available on Fitch’s web site at www.fichratings.com. From the perspective of the investor and the manager, Fitch believes this change offers greater transparency and easier implementation of any future criteria changes.
Long-term credit ratings assigned to securities issued by CEFs are based on the following:
•	Structural Mechanisms: OC triggers, mandatory redemption parameters, and other structural protections for rated debt obligations.
•	Capital Structure: The fund’s capital structure and sufficiency of asset coverage, according to seniority of the liabilities.
•	Investment Portfolio: Evaluation of the fund’s portfolio assets with a focus on the potential market value loss under stress scenarios.
•	Investment Manager Review: Qualitative assessment of the fund’s investment manager.
•	Legal Considerations: Integrity of the legal structure.
In some cases, Fitch may also assign short-term credit ratings that address the likelihood of full and timely payment of principal and interest or dividends to the debt or preferred stock investors on the next payment date. Short-term credit ratings are

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assigned only to issues of notes and preferred stock that offer a demand feature for investors to put the securities back to the fund or the liquidity provider on pre-specified periods or dates. The ratings are based on the following:
•	Liquidity Provider’s Obligation: The liquidity provider’s obligation to purchase all debt or preferred stock tendered for sale that has not been sold on the tender date (and whether there are any “outs” to the liquidity provider’s obligation).
•	Liquidity Provider’s Credit Strength: The credit strength of the liquidity provider or the guarantor supporting the liquidity provider’s obligation.
•	Legal Considerations: The integrity of the legal structure.
Fitch’s ratings do not address liquidity in the secondary markets, such as those where auction-rate securities trade. In these cases, only long-term ratings are assigned that address the credit risk based on the instrument’s stated maturity rather than the ability to access secondary market liquidity.
Structural Mechanisms
Fitch’s rating criteria for CEF debt and preferred stock assess the amount of OC available to debt and preferred stock, which depends on the amount and type of asset collateral held by the fund. The analytical focus is on the structural mechanisms in place to protect investors from market value risk, or the risk that the market value of the portfolio may decline and jeopardize the ability to meet interest or dividends on the next payment date (and repayment of principal upon an optional or mandatory redemption or the repayment of principal upon maturity to debt investors). CEF debt and preferred stock investors are exposed to various risks including:
•	Credit Risk: The risk of loss due to spread widening or an actual obligor default.
•	Interest Rate Risk: The risk that a fixed-income security’s value will decline due to an increase in general interest rates.
•	Liquidity Risk: The risk that a security cannot be sold quickly enough in the market to prevent a further loss. This risk is only present in the event of mandatory redemption as typically required, per the fund’s governing documents, in case of a breach of certain asset coverage ratios.
•	Leverage Risk: The risk that leverage carried by the fund will exacerbate market losses allocated to investors and, depending on the exact nature of each form of debt, may also subordinate rated noteholders.
•	Moral Hazard Risk: The risk that an investment manager may manage a fund’s portfolio and leverage to the benefit of common stockholders and to the detriment of debt and preferred stockholders.
Overcollateralization
OC is measured by evaluating the market value of collateral available to retire rated liabilities adjusted by discount factors to address the possibility that market values could decline further prior to sale. The presence of market-based OC is a major mitigant to the aforementioned risks and serves as the primary source of credit enhancement and protection for rated obligations. Consequently, Fitch expects CEFs with rated instruments to maintain overcollateralization guidelines within their governing documents demonstrated by asset coverage tests. Fitch will assign ratings by analyzing how funds ensure sufficient OC compared with Fitch OC tests. By ensuring a minimum standard for OC, the asset coverage tests are designed to protect CEF debt and

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preferred stock investors against default on principal and any accrued interest or dividends.
Mandatory Redemption
To ensure CEFs maintain sufficient OC for debt and preferred stock for a given rating level, Fitch reviews the fund’s governing documents for mandatory deleveraging provisions that set forth procedures for curing breaches to either the 1940 Act or Fitch OC tests. Deleveraging provisions usually take the form of a cure period followed by a set period for mandatory redemptions if needed. For instance, upon a breach of either the 1940 Act or Fitch OC tests, the fund is first afforded a cure period within which it may take voluntary action to bring the tests back into compliance. During this period, funds may sell assets and use proceeds to deleverage the portfolio or seek a capital injection through an equity offering. With respect to curing a breach to the Fitch OC tests, fund managers may also elect to rebalance the portfolio toward more liquid and less risky assets.
If the manager fails to cure a breach of either test within the available cure period, the governing documents require redemption of debt and preferred stock within a predefined period in sufficient amounts so as to restore the coverage levels above the failed test(s) to compliance. Fitch’s CEF rating criteria are based on an expectation of deleveraging provisions outlining mandatory redemptions over a pre-specified and limited timeframe. Fitch expects that, in addition to mandatory deleveraging provisions, CEFs would have other provisions to help increase asset coverage upon breaching the tests (such as ceasing distributions to common shareholders until the OC is restored). In the absence of such deleveraging mechanisms, Fitch would expect to apply more conservative rating criteria than outlined in this report.
Exposure Period
The exposure period is the time between the valuation date prior to an asset coverage test breach and the final date allowed for mandatory redemption, as specified in the fund governing documents. During this period, investors in fund debt and preferred stock are exposed to market value declines. A given fund’s exposure period is determined in accordance with the frequency of OC tests and the mandatory redemption guidelines under which the fund operates. Fitch calculates investor exposure as the sum of the following periods:
•	Valuation Period: The frequency with which the fund calculates coverage ratios to ensure it is passing the tests (usually weekly for Fitch OC tests).
•	Cure Period: The number of days the fund has to cure any breach before entering into a mandatory redemption period (usually 10 business days for Fitch OC tests).
•	Mandatory Redemption Period: The covenanted time allotted for redeeming shares or notes, during which time funds cannot issue additional leverage nor declare/pay common stock dividends (usually 30 days). This period is set to account for mandated shareholder notification periods, auction dates, and other structural considerations.
The average of the aforementioned periods is 45 business days for Fitch-rated CEFs. The actual exposure period is the central factor in Fitch’s rating analysis, as it limits the maximum number of days that a CEF debt or preferred stock investor is exposed to portfolio market value declines before deleveraging or being redeemed at par plus accrued interest or dividends. In determining the asset discount factors presented in the table on pages 10-11, Fitch assumed a 45-business-day exposure period to determine the maximum potential market value loss an asset may experience in a stressed scenario.

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Bylaws or statements of preferences specifying an exposure period greater than 45 business days may result in more conservative discount factors being applied to the fund’s portfolio assets to achieve the same rating level on the debt and preferred stock of the CEF. For example, the exposure period to comply with the 1940 Act test typically averages 78 business days (given month-end coverage valuation, a one-month cure period, and a one-month mandatory redemption period). Fitch notes that the 1940 Act alone does not mandate fund deleveraging upon breach but restricts payments/declaration of common dividends and limits the issuance of new leverage until sufficient 1940 Act asset coverage is attained. However, fund operating documents usually include mandatory redemptions as a provision for curing a breach. Conversely, should the bylaws or statements of preferences specify an exposure of less than 45 business days, this may result in less conservative discount factors being applied to the fund’s portfolio assets. Such instances will be assessed by Fitch on a case-by-case basis.
Capital Structure
1940 Act Coverage Ratio Test — Baseline Protection to Rated Debt and Preferred Stockholders
Fitch monitors funds’ compliance with the 1940 Act test, as it remains the regulatory framework under which U.S. CEFs operate. However, Fitch also acknowledges certain shortcomings in the 1940 Act test, including that it does not capture certain forms of collateralized leverage more recently utilized by CEFs nor does it differentiate between investments in different asset classes. That said, the 1940 Act test, as typically incorporated into fund governing documents, has the benefit of effectively limiting the amount of leverage a fund can assume by requiring a minimum asset OC of 200% for preferred stock leverage and a minimum asset OC of 300% for senior debt leverage. The 200% asset coverage for preferred stock is typically calculated in one of two ways, both of which yield the same result:

=	[Total Assets at MV – Current Liabilitiesa]
[All 1940 Act Leverage[b] + Accrued Expenses and Fees on Leverage]
or

=	[Common Equity + All 1940 Act Leverage + Accrued Expenses and Fees on Leverage]
[All 1940 Act Leverage + Associated Accrued Expenses and Fees]

[a]	Current liabilities do not include any liabilities associated with fund leverage, as recognized by the 1940 Act in Section 18.

[b]	1940 Act Leverage only includes leverage that funds interpret to be recognized as leverage under Section 18 of the 1940 Act (e.g. preferred stock, notes, and bank facility). This typically excludes all types of economic leverage, reverse repurchase agreements, mortgage dollar rolls, and others.
The 300% asset coverage for senior debt is typically calculated in one of two ways, both of which also yield the same result:

=	[Total Assets at MV – Current Liabilities]
[All Senior 1940 Act Leverage[c] + Accrued Expenses and Fees on Leverage]
or

=	[Common Equity + All 1940 Act Leverage + Accrued Expenses and Fees on Leverage]
[All Senior 1940 Act Leverage + Accrued Expenses and Fees on Leverage]

[c]	Senior 1940 Act Leverage only includes leverage that funds interpret to be recognized as Senior Securities other than preferred stock under Section 18 of the 1940 Act. (e.g. notes, bank facility). This also typically also excludes all types of economic leverage, reverse repurchase agreements, mortgage dollar rolls, and others.

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Fitch incorporates compliance with 1940 Act coverage ratios into its rating criteria, as noncompliance with the ratios has important consequences for investors of debt and preferred stock issued by CEFs. For instance, funds breaching the mandated asset coverage ratios are not permitted to pay declared dividends or declare new dividends to common stock holders, thus effectively trapping cash in the portfolio to help improve the asset coverage ratios and acting as a strong incentive for restoring asset coverage. Furthermore, fund governing documents are typically written to ensure compliance with the ratios by requiring mandatory redemptions of debt upon breach of the 1940 Act test.
With respect to certain asset classes, the implied discount factors of the 1940 Act are more conservative than those set forth by Fitch. For example, Fitch’s discount factor for U.S. government securities is 1.10, whereas the 1940 Act would impose a discount factor of 2.00 on a CEF backed by such collateral. Given the more conservative nature of the 1940 Act, in such instances, Fitch may elect to rely on the guidelines of the 1940 Act when evaluating such funds. That said, the guidelines of the 1940 Act are not always sufficiently conservative for all funds and underlying assets types to achieve an ‘AAA’ rating in all instances.
To determine the sufficiency of the 1940 Act for a given CEF, Fitch will seek to determine that the fund: only purchases lower risk assets; has appropriate levels of issuer and industry diversification; restricts forms of leverage to those envisioned under the 1940 Act; and maintains conservative mandatory deleveraging provisions. This further presumes that appropriate triggers are in place to promote deleveraging and redemption of rated obligations within a 45-business-day period and that the governing documents are sufficiently restrictive. The chart on page 12 depicts which assets on a stand-alone basis have Fitch discount factors that are lower than those implied by the 1940 Act test and, therefore, may be more suitable to be analyzed on the basis of the asset coverage afforded under the terms of the 1940 Act test. Fitch’s guidelines for determining the appropriateness of fund diversification are outlined in Diversification Guideline, pages 13-16.
Fitch CEF Ratings Guidelines — Augmenting 1940 Act Protections
Similar to the 1940 Act, Fitch’s CEF rating criteria also measure the OC of debt and preferred stock but utilize the Fitch Total OC and Fitch Net OC tests (together, the Fitch OC tests), which address the potential for additional forms of leverage and further market value declines in fund assets during the redemption period. Fitch OC tests seek to measure the sufficiency of fund assets to meet all principal and interest/dividends payments of debt and preferred stock upon optional or mandatory redemption. In the absence of other qualitative considerations, Fitch OC and Fitch Net OC ratios in excess of 100% are generally deemed to be consistent with the rating assigned to the debt and preferred stock.
In developing and formulating the updated discount factors, Fitch sought to reflect each asset class’s unique risk profile based on historically observed worst-case performance as well as expectations for potential continued adverse performance in the future. Fitch sought to determine the magnitude and implied stress of historically observed market value price declines and then increased such declines to derive an expected ‘AAA’ market value stress.
While for certain asset classes the discount factors are lower than those implied by the 1940 Act, in many cases the discount factors may be higher (more conservative) and in some cases substantially so. For example, the discount factor for preferred

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stock is 2.5 (see Fitch Discount Factors table, pages 10-11), compared to an implied discount factor of 2.0 under the 1940 Act for preferred stock leverage. When rating the debt and preferred stock of a CEF that invests in higher risk asset classes, Fitch will evaluate the sufficiency of the fund’s asset coverage in the context of the Fitch OC and Fitch Net OC tests, in addition to the fund’s compliance with the parameters of the 1940 Act.
The calculation of fund leverage — both on and off balance sheet — is another area Fitch’s criteria address risks not fully captured by the 1940 Act. Such leverage may take the form of reverse repurchase agreements or certain derivative transactions. For funds utilizing such nontraditional forms of leverage, the full effect of leverage on asset value, asset coverage, and income volatility may potentially be understated for the purposes of the 1940 Act. This is in contrast to the Fitch OC tests, which seek to capture such leverage exposure.
Fitch’s rating criteria also seeks to evaluate the priority of claims of various CEF liabilities in a more explicit fashion than the 1940 Act tests. Specifically, the Fitch Net OC test measures the amount of OC remaining for Fitch-rated securities after other portfolio assets have been allocated to more senior securities. In other words, the Fitch Net OC test measures OC on a net basis after taking into account certain fund assets that are held as collateral for other fund liabilities. The Fitch Net OC test also assesses whether the remaining unencumbered fund assets continue to be consistent with Fitch’s diversification guidelines.
Fitch Total Overcollateralization Test: Sufficiency of Asset Coverage
Fitch evaluates a fund’s asset coverage on the basis of the Fitch Total OC test for each rated class of leverage in the fund’s capital structure. The calculation of the Fitch Total OC test includes, in the numerator, all portfolio assets on a discounted basis regardless of whether such assets are serving as collateralization for a senior liability or are otherwise unencumbered. The calculation includes, in the denominator, all portfolio liabilities that are pari passu or are senior to the rated debt or preferred stock. The rationale behind capturing all assets, even those that are held as collateral for other fund liabilities, is to assess whether the assets are sufficient to meet liability payments associated with debtholders senior to or pari passu with the rated debt and preferred stock (based on Fitch’s expectation of potential market value declines in those assets). In the absence of other qualitative considerations and for a given rating level, the test output is expected to remain in excess of 100% and is calculated as follows:

Fitch Total OC =	Total Net Discounted Assets at MVa
Fitch Rated Liability + Other Liabilities Pari Passu and Senior to Rated Liability

[a]	Total net discounted assets at market value (MV) equal total portfolio assets at MV and accrued income, including assets held as collateral for other fund liabilities, less current liabilities that settle in 10 days that are not part of a rolling leverage strategy (such as to-be-announced [TBA] securities, futures, forwards, among others), then discounted at the Fitch discount factors in the table on pages 10-11 and adjusted as per the Fitch diversification criteria discussed on pages 13-16.
Fitch Net Overcollateralization Test: Protection Against Subordination Risk
If a fund has liabilities that are senior to the Fitch-rated debt and preferred stock or if it has liabilities that are secured by specific asset collateral, Fitch will also evaluate a fund’s asset coverage on the basis of the Fitch Net OC test. The Fitch Net OC test assesses whether the fund has sufficient assets to provide asset coverage for the rated debt or preferred stock after first repaying other more senior liabilities and/or liabilities secured by specific asset collateral. The Fitch Net OC test also includes any assets in the

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fund that remain unencumbered by senior liabilities. Similar to the Fitch Total OC test, the result of this test should be greater than 100% and is calculated as follows:

Fitch Net OC =	Available Net Discounted Assets[a]
Fitch Rated Liability + Other Liabilities That Are Pari Passu

[a]	Available net discounted assets equals total portfolio assets at MV and accrued income minus all assets that are either held as collateral for other fund liabilities and/or subject to a first claim of a senior liability in the capital structure minus current liabilities that settle in 10 days that are not part of a rolling leverage strategy (such as TBA security rolls, futures, forwards, among others), then discounted at the Fitch discount factors in the table on pages 10-11 and adjusted per the Fitch diversification criteria presented on pages 13-16.
Examples of when the Fitch Net OC test may be relevant include CEFs that utilize senior bank lines. Depending on the collateral requirements of other more senior fund liabilities, the Fitch Total OC test may be either more or less conservative than the Fitch Net OC test. For instance, if more senior liabilities are secured by specific assets, which result in the remaining portfolio assets being more highly concentrated by issuer and/or industry, this could result in a more conservative evaluation of asset coverage under the Fitch Net OC test versus the Fitch Total OC test.
Fitch Asset Discount Factors
The table on the following pages outlines the discount factors for ‘AAA’, ‘AA’, ‘A’, and ‘BBB’ rating stresses for each group of assets, assuming a 45-day redemption period. Fitch will determine discount factors for other collateral types, redemption periods, and rating stresses on a case-by-case basis.

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Fitch Discount Factors

	Discount Factors Appropriate for Different Rating Levels of
	CEF Debt and Preferred Stock
Assets	AAA	AA	A	BBB
Cash and Short-Term Investments
Cash and Receivables Due in 10 business Days or Less	1.00	1.00	1.00	1.00
Securities Rated ‘F1+/F1’, < 1 Year	1.10	1.08	1.05	1.00

U.S. Government Securities
Treasuries, Supranationals, Direct U.S. Agency Debt, and U.S. Agency-Backed MBS, 1-10 Years[a]	1.10	1.08	1.05	1.00
Treasuries, Supranationals, Direct U.S. Agency Debt and U.S. Agency MBS: >10 Years	1.25	1.20	1.15	1.10

[a]	Asset category for agency-backed mortgage-backed securities (MBS) excludes interest- and principal-only issues.

Sovereigns
Debt of Developed Countries, 1-10 Years b c	1.15	1.10	1.08	1.05
Debt of Developed Countries, >10 Years	1.30	1.25	1.20	1.15
Debt of Emerging Countries[d]	3.10	2.40	1.75	1.50

[b]	Sovereign debt excludes U.S.

[c]	Developed countries are advanced economies, as defined by the IMF.

[d]	Emerging countries are defined as all countries not included in the aforementioned definition of developed countries.

Municipals
Obligations in ‘AAA’ or ‘AA’ Rating Categories, 1-10 Years[e]	1.20	1.15	1.10	1.08
Obligations in ‘A’ Rating Category, 1-10 Years	1.30	1.20	1.15	1.10
Obligations in ‘AAA’ Or ‘AA’ Rating Categories, >10 Years	1.45	1.35	1.25	1.20
Obligations in ‘BBB’ Rating Category, 1-10 Years	1.45	1.35	1.25	1.20
Obligations in ‘A’ Rating Category, >10 Years	1.50	1.40	1.30	1.20
Obligations Rated ‘BBB’, >10 Years	1.70	1.50	1.40	1.25
Obligations Below Investment Grade or Unrated	2.50	2.00	1.70	1.45

[e]	‘AAA’ rated municipals include refunded and pre-refunded municipal bonds, backed by U.S. government collateral.

Corporates
Bonds, Developed Countries, in ‘AAA’ or ‘AA’ Rating Categories, 1-10 Years	1.30	1.20	1.15	1.10
Bonds, Developed Countries, in ‘A’ or ‘BBB’ Rating Categories, 1-10 Years	1.40	1.30	1.25	1.20
Bonds, Developed Countries, in ‘AAA’ or ‘AA’ Rating Categories, >10 Years	1.40	1.30	1.25	1.20
Bonds, Developed Countries, in ‘A’ or ‘BBB’ Rating Categories, >10 Years	1.65	1.50	1.35	1.25
Bonds, Developed Countries, in ‘BB’ Rating Category	1.80	1.60	1.40	1.30
Bonds, Developed Countries, in ‘B’ Rating Category	2.15	1.80	1.55	1.40
Bonds, Developed Countries, Rated ‘CCC’ or Lower or Unrated	3.70	2.55	1.95	1.60
Bonds, Emerging Countries	4.60	2.90	2.10	1.65

Convertibles
Busted Convertible Debt, Developed Countries, in ‘AAA’ or ‘AA’ Rating Categories or Unrated, 1-10 Years[f]	1.30	1.20	1.15	1.10
Busted Convertible Debt, Developed Countries, in ‘A’ or ‘BBB’ Rating Categories, 1-10 Years	1.40	1.30	1.25	1.20
Busted Convertible Debt, Developed Countries, in ‘AAA’ or ‘AA’ Rating Categories or Unrated, >10 Years	1.40	1.30	1.25	1.20
Busted Convertible Debt, Developed Countries, in ‘A’ or ‘BBB’ Rating Categories, >10 Years	1.65	1.50	1.35	1.25
Typical Convertible Debt, Typical Convertible Preferred Stock and Busted Convertible Preferred Stock, Developed Countries, Investment Grade or Unrated[g]	1.80	1.60	1.40	1.30
Busted Convertible Debt and Busted Convertible Preferred Stock, Developed Countries, in ‘BB’ Rating Category	1.80	1.60	1.40	1.30
Busted Convertible Debt and Busted Convertible Preferred Stock, Developed Countries, in ‘B’ Rating Category	2.15	1.80	1.55	1.40
Equity Sensitive Convertible Debt and Equity Sensitive Convertible Preferred Stock, Investment Grade or Unrated[h]	2.15	1.80	1.55	1.40
Typical Convertible Debt and Typical Convertible Preferred Stock, Below Investment Grade	2.55	2.05	1.65	1.45
Busted Convertible Debt and Busted Convertible Preferred Stock, Rated ‘CCC’ or Lower or Unrated Distressed Convertible Debt and Distressed Convertible Preferred Stock, Developed Countries[i]	3.70	2.55	1.95	1.60
Equity Sensitive Convertible Debt and Equity Sensitive Convertible Preferred Stock, Below Investment Grade	4.00	2.70	2.05	1.60
Convertible Debt and Convertible Preferred Stock, Emerging Countries	5.00	3.50	2.10	1.75

[f]	Busted convertible securities are defined as convertible securities having a conversion premium in excess of 70%. Conversion premium is calculated as: (MV of the convertible security — MV of total stock into which the security may be converted to)/MV of the convertible security).

[g]	Typical convertible securities are defined as convertible securities that have a conversion premium between 20% and 70%.

[h]	Equity sensitive convertible securities are defined as convertible securities that have a conversion premium less than 20%.

[i]	Distressed convertibles have a bid price below 60% of par, as defined on page 303 of the March 2008 edition of “A Guide to the Lehman Brothers Global Family of Indices.”

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Fitch Discount Factors (continued)

	Discount Factors Appropriate for Different Rating Levels of
	CEF Debt and Preferred Stock
Assets	AAA	AA	A	BBB
Leveraged Loans
Performing U.S. and European Union (EU) First Lien Term Loans Not Covenant Light j k	1.55	1.40	1.30	1.25
Performing U.S. and EU Second Lien and Covenant Light First Lien	2.50	2.00	1.60	1.40
Performing U.S. and EU Third Lien and Covenant Light Second Lien	5.00	3.50	2.10	1.65

[j]	Performing loans are defined as loans which remain current on principal and interest payment obligations.

[k]	Covenant light loans are defined as loans without maintenance-style financial covenants, such as maximum leverage and minimum interest and cash flow coverage tests, which are required to be tested (and passed) each quarter or half-year.

Equity
MLPs, RITs, and MTS, USD1.5+ Billion Float-Adjusted Market Capitalization[l]	2.20	1.75	1.50	1.35
U.S. and Developed Countries, Large Capitalization[m]	2.60	2.10	1.70	1.50
U.S. and Developed Countries, Medium Capitalization, and Small Capitalization, and MLPs,
RITs and MTS, with Less Than USD1.5 Billion Float-Adjusted Market Capitalizationn o	4.00	2.70	2.05	1.60
Emerging and Developing Markets	5.50	3.75	2.20	1.75

[l]	Defined as excluding closely held stock and cross holdings, among others, consistent with the calculation methodology of the Alerian MLP Index.

[m]	Large capitalization is defined as company stock that has market capitalization equal to or more than USD5 billion.

[n]	Medium capitalization is defined as company stock that has market capitalization of less than USD5bn and equal to or more than USD1 billion.

[o]	Small capitalization is defined as company stock that has market capitalization of less than USD1 billion. MLPs Master limited partnerships. RITs Royalty or income trusts. MTS Marine transportation securities.

Preferred Stock
Preferred Stock	2.50	2.00	1.60	1.40

Foreign Currency
Unhedged Foreign Currency Exposure, Investment-Grade Countries (In Addition to Standard Asset Discount Factors)	1.50	1.40	1.30	1.25

Structured Securities
ABS Student Loans ‘AAA’ FFELP Non-ARS < 5 Years [p]	1.45	1.35	1.25	1.20
CMBS Issued 2005 or Earlier: Super-Senior Tranches Rated ‘AAA’ [q]	1.45	1.35	1.25	1.20
CMBS Issued After 2005: Super-Senior Tranches Rated ‘AAA’	1.70	1.50	1.35	1.30
ABS Student Loans ‘AAA’ FFELP Non-ARS: 5-10 Years	2.00	1.70	1.50	1.35
ABS Student Loans ‘AAA’ FFELP Non-ARS: >10 Years	3.15	2.50	1.80	1.50
CMOs, Other ABS, and Non-Agency MBS Rated ‘AAA’ [r]	3.30	2.50	1.80	1.50
CLOs — Super-Senior Tranches Rated ‘AAA’	3.45	2.60	1.90	1.55

[p]	FFELP non-ARS student loans refer to the private sector student loan programs organized through one of the U.S. federal agencies’ family education loan program. These loans have either full or almost full support of the U.S. government, depending on vintage. Non-ARS refers to those investments that do not trade as an auction rate security.

[q]	Super-senior tranche refers to a tranche that has at least one other ‘AAA’ rated tranche junior to it and no other tranches senior to it in the capital structure. Furthermore, such tranche should not be on Rating Watch Negative or Rating Outlook Negative.

[r]	Other asset-backed securities (ABS) includes ‘AAA’ rated obligations securitized by credit card and automobile loan receivables and student loans that are not already captured by other security-type categories in the above table.

Debt
Nonperforming/Defaulted Debt Securities	NC	NC	NC	NC

NC — No credit given unless evidence of stable market value risk can be demonstrated.

Other
All Other Assets	s	s	s	s

[s]	Case-by-case basis. Note: For all asset classes, asset maturity is calculated on the basis of the security’s final maturity, except for securities that contain a put provision at the security holder’s option, with no outs to exercise such right. In such instances and for the purpose of determining the appropriate asset discount factor, the next available put date may be assumed to be the asset maturity date.

August 17, 2009	11

Accounting for CEF Liabilities in Fitch OC Tests
The market dislocation in 2007 and 2008 caused CEF managers to meaningfully change the capital structures of closed-end funds in ways not always expected by the 1940 Act. For example, failures in the auction-rate security market led to traditional retail-oriented leverage being partially replaced with nontraditional institutional-oriented leverage.
Fitch defines traditional leverage as fund liabilities captured by the 1940 Act asset coverage tests, such as preferred stock, notes, bank credit facilities, and financing through asset-backed commercial paper (ABCP) conduits. Fitch defines nontraditional leverage as fund leverage that is typically excluded from the 1940 Act asset coverage tests, such as reverse repurchase agreements, floating-rate certificates of tender option bonds, securities lending arrangements, to be announced (TBA) security rolls, forwards, futures, total return swaps, credit default swaps, and purchased and written put and call options, among others. Guidelines of the 1940 Act generally allow funds to exclude such leverage from their asset coverage tests if the leverage is fully collateralized by segregated liquid assets or if completely offsetting leverage positions exist, e.g. long and short credit default swaps referencing the same name.
Given the significant changes in the industry, the asset coverage ratios of the 1940 Act regulation do not fully capture the spectrum of potential forms of leverage that can be assumed by a CEF. For example, the 1940 Act asset coverage ratio for a CEF with reverse repurchase agreement leverage will understate the amount of leverage presented and overstate the amount of asset coverage to rated debt or preferred stockholders. To address these issues, Fitch seeks to capture the leveraged asset exposure associated with these various new forms of liabilities.
Furthermore, if a fund has other liabilities in its capital structure, the rated debt and preferred stock may be exposed to subordination risk and refinancing risk as follows:
•	Subordination Risk: Senior liabilities generally have priority of claim on portfolio assets over the rated debt or preferred stock. At times, such liabilities may also have specific earmarked collateral. The Fitch Net OC test seeks to assess whether such earmarked collateral serves to the detriment of the rated debt or preferred stockholders by selecting the highest quality assets for collateral and leaving lower quality and less diversified assets available for the rated liabilities. Fitch reviews the governing documents of senior liabilities to determine the level of security over fund assets.

•	Refinancing Risk: Refinancing risk occurs when senior debt is called early, forcing the fund to liquidate portfolio assets to repay the loan. Fitch views longer termination notice periods more favorably, as they may serve to minimize forced asset sales into a distressed environment and offer additional time to find alternative financing sources.
Fitch may assign ‘AAA’ ratings to notes and preferred stock that are subordinate to other forms of leverage due to a combination of the following: the 1940 Act framework limits most forms of senior leverage to 33% and total traditional leverage to 50%; the Fitch Net OC test measures the sufficiency of assets unencumbered by senior leverage to meet principal and interest/dividend payments of rated liabilities; and the longer term nature of financing typically employed by CEFs minimizes the risk of forced asset liquidation associated with not being able to maintain leverage during a period of

12	August 17, 2009

illiquidity. In situations where these factors are not deemed sufficient, a rating may be assigned that is lower than asset coverage ratios alone would otherwise indicate.
Investment Portfolio
Diversification Guidelines
Fitch developed its discount factors for various asset classes based on extensive analysis of historical price declines and volatility of various indices. As a result, the discount factors implicitly assume that the CEF portfolio being evaluated has diversification levels comparable to the proxy index. From this perspective, the main source of potential disparity is a portfolio not being as diverse as the underlying index in terms of issuer and/or corporate industry or municipal sector/state composition, contributing to potentially higher idiosyncratic and systemic risks. To address these risks, Fitch’s ratings guidelines for CEFs include a minimum diversification framework.
Fitch acknowledges the minimum overcollateralization guidelines set forth by the 1940 Act as a baseline diversification framework to support debt and preferred stock. Specifically, funds regulated under the 1940 Act may elect to register as a diversified or nondiversified company with respect to single issuer concentration and register their intent to either concentrate or not concentrate in a particular industry. With respect to issuer concentration, the guidelines of the 1940 Act generally permit diversified funds to invest up to 5% in a single issuer (with no more than 10% of voting rights) as part of 75% of their portfolio and up to 25% in a single issuer as part of their remaining 25% of the portfolio (also known as the Safe Harbor provision), together not exceeding 25% in any single issuer. With respect to corporate industry or municipal sector concentration, the guidelines of the 1940 Act generally permit funds to register their intent to either not concentrate in any particular industry/sector and be subject to a 25% concentration limitation or concentrate in a particular industry/sector and invest more than 25% in that industry/sector. Naturally, the nondiversified/concentrated fund status is utilized primarily by sector funds, such as real estate- and energy-sector CEFs.
Although these provisions serve as baselines of protection, Fitch views them as being insufficient to protect rated debt and preferred stock investors from increased systemic and idiosyncratic risks present in portfolios concentrated in a particular industry or issuer, respectively. As such, Fitch’s rating criteria includes the following issuer diversification and industry diversification framework.
Issuer Diversification
Portfolios with a small number of assets, or those where individual asset balances represent a disproportionately high exposure in a given portfolio, carry added risk that portfolio performance may be adversely affected by the underperformance of a few assets. For purposes of calculating the numerator of the Fitch OC tests, eligible exposure to a single issuer is calculated based on the following:
•	Up to 10% exposure to one obligor can be counted toward the Fitch OC tests. Any excess exposure to that obligor is not eligible for credit.

•	Up to 5% exposure to five other obligors can be counted towards the Fitch OC tests. Any excess exposure to those five obligors is not eligible for credit.

•	Up to 3% exposure in all other obligors can be counted toward the Fitch OC tests. Any excess exposure to such obligors is not eligible for credit.

August 17, 2009	13

Fitch Corporate Issuer Diversification Guidelines

Obligor	Maximum Amount Eligible for Fitch OC Tests (%)[a]
Largest Obligor	10	[b]
Next Five Largest Obligors	5
All Other Obligors	3

[a]	On a case-by-case basis, Fitch may raise its issuer concentration thresholds for funds where Fitch rates the their issued debt or preferred stock below investment grade, since such rating already reflects, to an extent, the increased risk associated with the idiosyncratic risk in the fund’s portfolio.

[b]	On a case-by-case basis, Fitch may raise its issuer concentration thresholds for exposure to broadly diversified investment portfolios or holding companies.
The 10%, 5%, and 3% concentrations shown in the table above are measured as the sum of all securities issued by such obligors at the market value of such securities plus accrued income relative to total portfolio assets at market value plus accrued income. This methodology does not restrict a fund from having individual issuer exposure in excess of these guidelines but seeks to exclude such exposure from the calculation of the Fitch OC tests. Obligor concentrations for corporate obligors are a sum of debt and equity securities issues by an entity at both the holding and operating company level, if applicable. It is not uncommon for some fund managers to invest in other diversified funds, indices, or investment vehicles. In such cases, Fitch’s single obligor guidelines may not apply.
For municipal obligors, concentration is aggregated by obligations, the repayment of which relies on the same sources of revenue.
Fitch Municipal Issuer Diversification Guidelines

Obligor	Maximum Amount Eligible for Fitch OC Tests (%)[a]
State-Level General Obligations and Other Municipal Issues Backed by State-Level Taxing Authority	20
Largest Obligor	10	[b]
Next Five Largest Obligors	5
All Other Obligors	3

[a]	On a case-by-case basis, Fitch may raise its issuer concentration thresholds for funds where Fitch rates the their issued debt or preferred stock below investment grade, since such rating already reflects, to an extent, the increased risk associated with the idiosyncratic risk in the fund’s portfolio.

[b]	On a case-by-case basis, Fitch may raise its issuer concentration thresholds for exposure to broadly diversified investment portfolios or holding companies.
Corporate Industry and Municipal Sector/State Diversification
Assets within a single corporate industry tend to behave similarly in terms of price movements, default rates, and rating migration. Of course, this is sensible since companies within a particular industry are subject to similar economic factors, as well as trends in supply and demand. It has also been observed that the financing characteristics of a particular industry can influence the likelihood of asset co-behavior. In periods of credit expansion, particular industries have seen dramatic increases in the level of financing provided by the capital markets. The general increase in leverage within an industry makes companies in the industry more vulnerable to default during periods of economic contraction. To a certain extent, the same can be said for municipal securities, as the financial condition of a given state will likely affect the performance of securities backed by the revenue of such state. Municipal securities of the same sector may also exhibit higher levels of co-behavior. For example, healthcare and higher education securities may be affected by nationwide economic/regulatory factors that extend beyond state borders.
Fitch applies a 25% concentration threshold to corporate industry, municipal sector, or municipal state exposure to address the potential systemic risk associated with outsized exposures by industry, sector, or state. That is not to say that a fund cannot have exposure in excess of 25% but that excess exposure will be discounted to a greater

14	August 17, 2009

degree to account for increased risks. Specifically, the discount factor for exposure in excess of the 25% threshold will be increased by an additional 1.1 times (x) the applicable discount factor for municipal asset types and 1.5x the applicable discount factor for nonmunicipal asset types to reflect increased correlation risk to the fund. The multiples applied to the discount factors on the basis of portfolio concentration were derived by comparing the performance of broad market indices to indices concentrated in particular corporate industries and municipal sectors and states. The 25% level of concentration was chosen as it has regulatory significance set forth by the 1940 Act. As discussed, guidelines of the 1940 Act distinguish between industry concentrated and nonconcentrated investment companies using a 25% concentration threshold, where registered industry nonconcentrated investment companies are limited to a 25% single industry concentration and registered industry concentrated investment companies are not.
Summary of Industry Diversification Guidelines for Corporate Closed-End Funds
Exposure in Excess of 25% to a Single
Industry
Additional 1.5 times (x) Multiple to
Applicable Asset Discount Factor
To implement the diversification framework, corporate industry and municipal sector and state exposures are calculated as a percentage of the total portfolio market value plus accrued income. For corporate securities, Fitch uses industry designations consistent with its structured credit rating criteria, as illustrated in the table on the page 16.
As mentioned, Fitch’s discount factors are based on historical price declines of representative indices, which are typically diversified by corporate industry or municipal sector/state. That said, certain indices utilized by Fitch to derive discount factors, such as and the Merrill Lynch Preferred Stock indices for preferred stock securities and the Alerian MLP Index for equity securities issued by master limited partnerships (MLPs), are inherently sector concentrated. As such, Fitch will not apply an additional discount factor multiple with respect to preferred stock securities or securities issued by MLPs, royalty income trusts, or marine transportation securities.
When evaluating sector concentration for municipal securities, Fitch considers all investments, with the exception of state-level general obligation (GO) bonds and other issues backed by state-level taxing authority. This is intended to ensure an appropriate amount of portfolio diversification without creating an incentive for portfolios to diversify away from what is traditionally the most creditworthy and liquid of municipal issuances.
When evaluating state concentration for municipal securities, Fitch considers all securities issued by entities within the state, including state-level GO bonds and other issues backed by state-level taxing authority. This is intended to capture overall risk exposure to a given state, regardless of the security or issuer type.
Fitch considers the effect of the municipal diversification framework to be more pronounced with respect to single-state funds, which typically invest nearly all portfolio assets in municipal obligations of issuers within a single state. Fitch defines single-state funds as those investing more than 25% in a single state. In the event a portfolio has both high sector and state concentrations, both multiples to the asset

August 17, 2009	15

discount factor are applicable. The municipal sector designations are consistent with Fitch’s financial guarantors rating criteria and are illustrated in the table at left.
The aforementioned issuer, industry, sector, and state concentration frameworks exclude U.S. government and agency securities. Also, direct or indirect (e.g. derivatives, exchange traded funds) investments in diversified indices (e.g. S&P 500) are not subject to issuer or sector diversification frameworks given that they represent exposure to diversified indices with limited idiosyncratic or systemic risks; however, they exhibit systematic (market) risk, which is addressed by the asset discount factors. Alternatively, if the investment exposure is to a sector-specific index (e.g. S&P Financials), the sector diversification framework continues to apply to address sector-specific or systemic risks.
Corporate Industries for Purposes of Determining Funds’ Single Industry Exposurea
Industries Subject to 25% Threshold Per Fund
Aerospace and Defense
Automobiles, Building and Materials, Chemicals
Banking, Finance, and Insurance
Broadcasting, Media, and Cable
Business Services
Computer and Electronics, Telecommunications
Consumer Products
Energy (Oil & Gas)
Environmental Services
Farming and Agricultural Services
Food and Drug Retail
Food, Beverage and Tobacco
Gaming, Leisure and Entertainment
General Retail
Healthcare
Industrial/Manufacturing
Lodging and Restaurants
Metals and Mining
Packaging and Containers
Paper and Forest Products
Pharmaceuticals
Real Estate
Sovereigns
Textiles and Furniture
Transportation and Distribution
Utilities (Power)

[a]	Based on Fitch corporate CDO criteria.
Summary of Sector/State Diversification Guidelines for Municipal Closed-End Fundsa

Exposure in Excess of 25% to a Single State	Exposure in Excess of 25% Exposure to a Single Municipal Sector[b]	Exposure in Excess of 20% to State- Level General Obligations (or Other Issues Backed by State-Level Taxing Authority) of A Single State

Additional 1.1x Multiple to Applicable Asset Discount Factor	Additional 1.1x Multiple to Applicable Asset Discount Factor	No Credit

[a]	This table summarizes sector/state diversification guidelines that are applicable to municipal CEFs. Other general guidelines, such as the issuer diversification framework, continue to apply.

[b]	Excludes state-level general obligation bonds and issues backed by state-level taxing authority.
Within a given fund, exposure to a specific corporate industry or municipal sector/state may take the form of various security types with differing discount factors. For example, a real estate fund may have exposure to both common equity and preferred stock of such issuers. In instances where a fund has industry concentration in excess of 25%, the intention of Fitch’s industry diversification framework is to apply the discount factor multiple on a pro rata basis across all instruments within such industry to avoid selectively applying the uplift to securities with higher (or lower) discount factors.
Investment Manager Review
Surveillance
Fitch monitors fund compliance with Fitch OC and 1940 Act tests as follows:
•	On a weekly basis, funds internally calculate the Fitch OC and 1940 Act tests. If

16	August 17, 2009

the resultant ratios are less than 10% above the minimum passing threshold (e.g. 105% for a Fitch OC tests and 205% for a 1940 Act test for preferred stock), Fitch would expect to have more frequent dialogue with the investment manager.
•	On at least a monthly basis, funds calculate and provide Fitch with updated portfolio holdings and completed Fitch OC and 1940 Act test results.

•	Typically, on an annual basis, Fitch performs a review of each rated fund and its investment manager. The review includes reviewing the fund’s adherence to its stated investment objectives and constraints, net asset value performance, recent coverage ratios, an evaluation of the alignment of interests between the fund manager and the rated noteholders, and a discussion with the fund manager to determine future investment strategies, plans, and other forms of research.

•	In periods of heightened credit and/or liquidity stress, Fitch reserves the right to initiate more frequent/detailed surveillance procedures.
The regular reporting of asset coverage tests and updated portfolio holdings to Fitch by the fund manager and/or administrator is central to Fitch’s surveillance process and critical to maintaining the outstanding ratings on CEF debt and preferred stock. Failure to receive this information in a timely manner may result in negative rating actions and/or the withdrawal of assigned ratings.
To facilitate standardized reporting of fund information and to assist in the adoption of the new criteria and weekly testing, Fitch has developed a reporting template. The Microsoft Excel-based template includes a coverage page that summarizes the fund’s assets, liabilities, and relevant asset coverage ratios and a portfolio holdings page, with built-in formulas for determining asset discount factors and diversification guidelines. Parties interested in receiving a copy of the reporting template may contact any of the analysts listed on page 1.
In addition to the information and analysis provided by the funds, Fitch performs its own internal analysis to support ratings surveillance. First, to assist in developing a current credit opinion for each fund and to measure up-to-date performance for all rated CEF debt and preferred stock, Fitch will internally calculate a 1940 Act ratio on a regular basis to gauge portfolio volatility between monthly surveillance reports. The internal monitoring serves as a trigger point for further dialogue with managers and helps Fitch verify performance figures noted in the monthly/weekly surveillance reports received from funds. Fitch also periodically monitors ongoing asset price movements to ensure discount factors remain appropriate.
In determining the appropriate rating for debt or preferred stock issued by a CEF, Fitch will evaluate the sufficiency of asset coverage on the basis of the Fitch OC tests relative to the applicable rating stress. Should a fund maintain insufficient asset coverage at a given rating stress, a downgrade may be forthcoming, with the magnitude of the downgrade being dictated by the rating stress under which the fund is able to pass the Fitch OC tests. For example, absent other qualitative considerations, if a fund does not satisfy the Fitch OC tests under an ‘AAA’ rating stress but satisfies the Fitch OC tests under an ‘AA’ rating stress, the debt or preferred stock will likely be rated ‘AA’.
Fitch’s rating analysis will also include dialogue with the fund manager and other qualitative considerations, such as the volatility and cushion of asset coverage ratios relative to price decline expectations.

August 17, 2009	17

Finally, Fitch’s rating analysis also considers the sufficiency of asset coverage as calculated pursuant to the 1940 Act. While Fitch believes the Fitch OC tests are more robust measures of asset coverage, it recognizes that failure of the 1940 Act coverage ratios can have implications for the fund in terms of forced asset sales and deleveraging.
The Rating Process
Fitch assigns ratings at the request of a fund’s management and after reviewing all pertinent material and conducting an on-site manager review. Specifically, Fitch’s initial and ongoing reviews of CEFs encompass an analysis of the following areas:
•	Investment Policies and Procedures: Sector overview, sector allocation and diversification, portfolio strategy construction and target composition, use of derivatives, and asset liquidity.
•	Operations: Asset pricing and portfolio valuation, fair value pricing procedures, trading and settlement trade, reconciliation, and technology support;
•	Legal and Compliance: Regulatory compliance, including compliance with the governing documents on the 1940 Act and Fitch OC asset coverage tests, SEC examinations, board of directors structure, and external and internal audits.
•	Organization: Organizational and management structure, assets by amount and type under management, key personnel biographies and track records, product marketing, and distribution.
The on-site review includes meetings with the portfolio management team and related personnel. During the on-site review, the company has an opportunity to present information on its history, ownership structure, business plans, and investment strategies, as well as demonstrate its credit selection and portfolio monitoring capabilities. Fitch also evaluates the appropriateness of the alignment of interests between the fund manager and the rated noteholders. The organization is expected to provide detailed information on its operating processes, related technologies, and controls, as well as comprehensive profiles of its staffing resources

18	August 17, 2009